DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

March 8, 2010

Via facsimile 202.772.9203

U. S. Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Daniel F. Duchovny, Esquire

Re:	Wells Real Estate Investment Trust II, Inc.
Schedule 14D-9 filed February 3, 2010
Schedule 14D-9/A filed March 1, 2010
File No. 005-85183

Dear Mr. Duchovny:

We have received your comment letter dated March 3, 2010 (the “Comment Letter”) in connection with your review of the Wells Real Estate Investment Trust II, Inc. (the “Company”) Solicitation/ Recommendation Statement on Schedule 14D-9 filed on February 3, 2010 and amended on March 1, 2010. We have filed today a revised Solicitation/Recommendation Statement on Schedule 14D-9/A in response to the Comment Letter.

This letter is submitted on behalf of the Company in response to your Comment Letter. The response to the Comment Letter is set forth below. For your convenience, your comment has been reproduced below, together with our response.

The Solicitation or Recommendation – Reasons for the Recommendation

1.	We note the revisions made in response to our prior comment 2 that compare the multiples of estimated 2009 adjusted funds from operations for the Company and its peers based on each officer’s price. Please revise your disclosure to list the 13 comparable companies in your disclosure.

Response:

The Company has revised its disclosure to list the 13 comparable companies.

*            *            *            *

The Company hereby acknowledges that: (i) the Company and the other participants are responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure made in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company and the other participants may not assert Staff comments as a defense in any

Securities and Exchange Commission

Attn: Daniel F. Duchovny, Esquire

proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter. We hope that the foregoing responses address the issues raised in your Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (919) 786-2002 should you have any questions concerning this letter or require further information.

Very truly yours,

DLA Piper LLP (US)

By:	/s/ Robert H. Bergdolt
Robert H. Bergdolt

Enclosure

cc:	Leo F. Wells, III